CORRESP

HSBC Vantage+ Index
Monthly Report September 2022



PERFORMANCE: HISTORICAL & SIMULATED DATA


160%
150%
140%
130%
120%
110%
100%
90%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

As of September 30, 2022	HSBC Vantage+ Performance
YTD Return	-14.05%
3 Year Return	-10.19%
5 Year Return	-5.54%
1 Year Volatility	6.35%
Annualized Volatility *	5.99%

* Data from Jan 2019 thru Sep 2022 calculated on a per annum percentage basis. See "Use of simulated returns".

Source: Bloomberg and HSBC. See "Risks relating to the index" and "Important Information".

Vantage+ Index includes an 0.85% per annum index maintenance fee, subtracted on a daily basis.

The graph and table above set forth the hypothetical back-tested performance of the Index from January 1, 2013 through September 30, 2022. The Index has only been calculated by Solactive AG since November 8, 2019. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on November 8, 2019.

KEY DRIVERS OF PERFORMANCE

- **Prioritizing Performing Assets** - Minimizing cash in the monthly portfolio by attempting to find a 5% volatility portfolio without it, only turning to cash if unable to achieve the target volatility.
- **Volatility Management System** - Once the porfolio is selected, the Index applies leverage to bring exposure to 6% volatility, enabling dynamic reaction to changing market conditions, and allowing for exposure greater than 100%.
- **Higher Equity Allocation** - The Index provides greater maximum allocation to developed and emerging market equities compared to some other target volatility momentum strategies.

AVERAGE MONTHLY ALLOCATION: HISTORICAL & SIMULATED

		Jul-22	Aug-22	Sep-22	12 Month Average
Developed Equities Max 60%	SPY	0.00%	0.00%	0.00%	7.98%
	SPLV	8.97%	5.84%	8.43%	15.33%
	IWM	0.00%	0.00%	0.00%	0.39%
	QQQ	0.00%	0.00%	0.00%	0.49%
	EFA	0.00%	0.00%	0.00%	0.12%
	Sub total	*8.97%*	*5.84%*	*8.43%*	*24.31%*
Developed Bonds Max 90%	TLT	0.62%	1.93%	0.00%	2.30%
	LQD	38.06%	39.35%	37.71%	32.64%
	HYG	14.67%	12.59%	10.09%	14.21%
	Sub total	*53.35%*	*53.86%*	*47.80%*	*49.15%*
Emerging Markets Max 30%	EEM	0.11%	0.48%	0.43%	0.33%
	EMB	2.57%	3.03%	0.00%	3.19%
	Sub total	*2.69%*	*3.51%*	*0.43%*	*3.52%*
Real Assets Max 30%	IYR	0.00%	0.00%	0.00%	0.99%
	GLD	20.00%	19.61%	18.34%	13.27%
	Sub total	*20.00%*	*19.61%*	*18.34%*	*14.26%*
Inflation Max 5%	TIP	5.00%	5.00%	5.00%	5.00%
Cash if needed	Cash	10.00%	12.17%	20.00%	3.75%

All Vantage+ allocation data prior to November 8, 2019 is hypothetical. See "Use of Simulated Returns".

HSBC

HSBC Vantage+ Index
Monthly Report September 2022



AVERAGE YEARLY ASSET CLASS ALLOCATION - HISTORICAL & SIMULATED


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022 (Sep YTD)
Developed Equities
Developed Bonds
Emerging Markets
Real Assets
Inflation
Cash

AVERAGE YEARLY CASH ALLOCATION - HISTORICAL & SIMULATED

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022 Sep YTD
Average Cash Allocation	0.0%	3.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	30.6%	0.0%	5.1%

MONTHLY PERFORMANCE - HISTORICAL & SIMULATED

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
2022	-3.72%	-0.66%	-0.34%	-3.53%	-0.14%	-3.02%	1.53%	-2.19%	-2.81%				-14.05%
2021	-2.06%	-2.11%	-0.90%	1.43%	0.77%	0.97%	1.77%	0.51%	-3.64%	3.06%	-1.00%	2.63%	1.21%
2020	2.53%	-2.36%	-1.54%	0.22%	-0.12%	0.27%	0.97%	0.15%	-0.64%	-1.35%	3.29%	0.89%	2.19%
2019	1.56%	-0.45%	1.92%	-0.34%	1.53%	2.29%	0.26%	4.19%	-1.55%	0.29%	-0.58%	1.33%	10.81%
2018	4.50%	-3.08%	-0.33%	-0.79%	0.39%	-0.72%	0.56%	0.78%	-2.24%	-5.99%	0.80%	-2.09%	-8.27%
2017	0.85%	3.34%	-0.22%	1.76%	1.89%	-0.36%	1.50%	0.30%	-0.03%	1.80%	1.61%	1.05%	14.28%
2016	1.05%	1.93%	2.39%	0.67%	-1.03%	5.34%	1.73%	-0.12%	-0.15%	-1.84%	-2.43%	1.05%	8.69%

All Vantage+ allocation data prior to November 8, 2019 is hypothetical. See "Use of Simulated Returns".

INDEX INFORMATION

Index Owner	HSBC Bank plc
Currency	USD
Volatility Target	6.0%
Bloomberg Ticker	HSIEVPLS Index
Index Composition	Up to 13 ETFs plus Cash
Calculation Agent/Index Administrator	Solactive AG
Website	vantageplus.gbm.hsbc.com

HSBC

HSBC Vantage+ Index

Monthly Report September 2022



Risk relating to the index

- Solactive AG may adjust the Index in a way that affects its level, and Solactive AG has no obligation to consider your interests.
- The Index comprises notional assets.
- The Index may not be successful and may not outperform any alternative strategy that might be employed in respect of the ETFs, or achieve ints target volatility.
- The Index has a very limited operating history and may perform in unanticipated ways.
- The Index is subject to market risks.
- If the market values of the ETFs change, the level of the Index and the market value of any linked structured investment may not change in the same manner.
- The Index may perform poorly during periods characterized by shor-term volatility.
- The level of the Index includes the deduction of the ICE LIBOR USD 3 Month interest rate and a fee.
- An investment linked to the Index carries the risks associated with the Index's momentum investment strategy.
- The Index may be partially uninvested.
- Correlation of performances among the ETFs may reduce the performance of the Index.
- Changes in the value of the ETFs may offset each other.

Please see the risk factors section of the relevant offering document for any HSBC-issued investment linked to the Index for a full description of the risks relating to the Index.

Important disclaimer information

This document is for information purposes only and intended to provide a general overview of the Index and does not provide the terms of any specific issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Before investing in a specific structured investment, investors should carefully review the relevant disclosure documents which explain in detail the terms of the issuance as well as the risks, tax treatment and other relevant information.

Investing in financial instruments linked to the Index is not equivalent to a direct investment in any part of the Index. This document contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness and we are not obligated to update any market data presented in this document. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this document or in options, futures or other derivatives based thereon.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-8118049.

HSBC Bank plc and Solactive AG

The Index is the exclusive property of HSBC Bank plc and its affiliates which has contracted with Solactive AG to administer, maintain and calculate the Index. The Index is not endorsed by Solactive AG or its affiliates or its third party licensors. "Calculated by Solactive AG" and its related stylized mark(s) are service marks of Solactive AG and have been licensed for use by HSBC Bank plc and its affiliates. Solactive AG shall have no liability for any errors or omissions in calculating the Index.

The Index is proprietary to HSBC Bank plc. No use or publication may be made of the Index, or any ofits provisions or values, without the prior written consent of HSBC Bank plc. Neither HSBC Bank plc nor its duly appointed successor, acting as index owner (the "Index Owner"), nor Solactive AG or its duly appointed successor, acting as index administrator ("Index Administrator") and index calculation agent ("Index Calculation Agent"), are obliged to enter into or promote transactions or investments that are linked to the Index.

The Index Owner makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any financial instruments or carrying out any financial transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The Index Administrator and the Index Calculation Agent have relied on these sources and have not independently verified the information extracted from these sources and accept no responsibility or liability in respect thereof.

Use of simulated returns

The Index was launched on November 8, 2019 and therefore has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it difficult for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodologies to historical prices of the underlying constituents and the reference rate. In addition, because certain of the Index Constituents (SPLV, HYG, EEM, EMB, GLD, and TIP) were not in existence at the start of the back-tested period, adjustments have been made to calculate their performance prior to their inception. Such simulated performance dta has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. The hypothetical back-tested annualized performance and annualized volatility of the Index have inherent limitations. These performance and volatility results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. Hypothetical back-tested results are neither an indicator nor a guarantor offuture results.

The hypothetical back-tested performance of the Index prior to November 8, 2019 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index's future performance.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

©2022 HSBC USA Inc. All rights reserved.

All resources: Solactive, HSBC, Bloomberg, from January 1, 2003 to September 30, 2022

HSBC

ISSUER FREE WRITING PROSPECTUS
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Registration Statement No. 333-253385
October 05, 2022